Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2016, or our 2016 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts.

We provide an integrated solutions offering for different vertical markets focusing on aerospace, automotive, healthcare, tooling and manufacturing, education and consumer electronics that includes compatible products and services that are designed to meet our customers’ needs in an efficient manner. Our solutions consisting of a broad range of systems, consumables and services for 3D printing and additive manufacturing and address our customers’ needs for 3D printing, including printing systems, consumables, software, paid parts, strategic consulting and professional services, and 3D content.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 16 fused deposition modeling, or FDM, cartridge-based materials, 33 Polyjet cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials, 158 non-color digital materials, with a gamut of more than 360,000 colors, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan and Korea. Our extensive global reach is well-positioned through a network of approximately 200 resellers and selling agents around the world and an online channel. We have approximately 2,300 employees and hold more than 1,200 granted or pending additive manufacturing patents globally.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2017 with the corresponding periods in 2016.

Results of Operations

Comparison of Three Months Ended September 30, 2017 to Three Months Ended September 30, 2016

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2017		2016
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$155,867	100.0%	$157,176	100.0%
Cost of revenues	80,628	51.7%	83,495	53.1%
Gross profit	75,239	48.3%	73,681	46.9%
Research and development, net	21,767	14.0%	23,993	15.3%
Selling, general and administrative	60,280	38.7%	69,069	43.9%
Change in fair value of obligations in connection with acquisitions	65	0.0%	(24)	0.0%
Operating loss	(6,873)	-4.4%	(19,357)	-12.3%
Financial income (expense), net	(305)	-0.2%	104	0.1%
Loss before income taxes	(7,178)	-4.6%	(19,253)	-12.2%
Income tax expenses	2,571	1.6%	1,538	1.0%
Share in loss of associated company	(489)	-0.3%	(182)	-0.1%
Net loss attributable to non-controlling interests	(81)	-0.1%	(146)	-0.1%
Net loss attributable to Stratasys Ltd.	(10,157)	-6.5%	(20,827)	-13.3%

Discussion of Results of Operations

Revenues

Our products and services revenues in the third quarter of each of 2017 and 2016, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2017	2016	% Change
	U.S. $ in thousands
Products	$108,401	$110,083	-1.5%
Services	47,466	47,093	0.8%
	$155,867	$157,176	-0.8%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $1.7 million, or 1.5% for the three months ended September 30, 2017, as compared to the three months ended September 30, 2016. The decrease in products revenues was driven by a decrease in our systems revenues and was partially offset by an increase in our consumables revenues.

Systems revenues for the three months ended September 30, 2017 decreased by 5.8% as compared to the three months ended September 30, 2016. The decrease in systems revenues was driven primarily by shift in our product mix toward low-end systems, which reflects a continuous strong demand for our low-cost, high-value F123 offering, as well as longer sales cycle for our high end systems due, in part, to increasing number of orders include multiple systems, as customer adoption accelerates and use cases mature.

Consumables revenues for the three months ended September 30, 2017 increased by 3.2% as compared to the three months ended September 30, 2016. The increase was primarily driven by the favorable effect of our growing installed base of systems as well as favorable trends around the utilization of our systems.

Services Revenues

Services revenues (including SDM, maintenance contracts, spare parts and other services) increased by $0.4 million for the three months ended September 30, 2017, or 0.8%, as compared to the three months ended September 30, 2016. The increase in services revenues was primarily attributable to an increase in revenue from maintenance contracts and service parts, reflecting our growing installed base of systems, partially offset by a decrease in SDM revenues.

Revenues by Region

Revenues and the percentage of revenues by region for the third quarter of each of 2017 and 2016, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended September 30,
	2017		2016		% Change
		% of	U.S. $ in	% of
	U.S. $ in thousands	Revenues	thousands	Revenues
Americas*	$96,539	61.9%	$98,827	62.9%	-2.3%
EMEA	34,474	22.1%	31,256	19.9%	10.3%
Asia Pacific	24,854	16.0%	27,093	17.2%	-8.3%
	$155,867	100.0%	$157,176	100.0%	-0.8%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $2.3 million, or 2.3%, to $96.5 million for the three months ended September 30, 2017, compared to $98.8 million for the three months ended September 30, 2016. The decrease was primarily driven by lower products revenues, partially offset by higher consumables revenues.

Revenues in the EMEA region increased by $3.2 million, or 10.3%, to $34.5 million for the three months ended September 30, 2017, compared to $31.3 million for the three months ended September 30, 2016. The increase was primarily driven by higher revenues across all products and services lines. Revenues in the EMEA region for the three months ended September 30, 2017 increased by approximately 5.8% as compared to the three months ended September 30, 2016, on a constant currency basis when using the prior period’s exchange rates.

Revenues in the Asia Pacific region decreased by $2.2 million, or 8.3%, to $24.9 million for the three months ended September 30, 2017, compared to $27.1 million for the three months ended September 30, 2016. The decrease was primarily in Japan and China due to decreased products revenues, partially offset by increased services revenues. The decrease in products revenues was primarily driven by decreased demand combined with a shift in product mix.

Gross Profit

Gross profit for our products and services for the third quarter of each of 2017 and 2016, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2017	2016
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$58,561	$55,751	5.0%
Services	16,678	17,930	-7.0%
	$75,239	$73,681	2.1%

Gross profit as a percentage of revenues for our products and services was as follows for the third quarter of each of 2017 and 2016:

	Three Months Ended September 30,
	2017	2016
Gross profit as a percentage of revenues from:
Products	54.0%	50.6%
Services	35.1%	38.1%
Total gross profit	48.3%	46.9%

Gross profit attributable to products revenues increased by $2.8 million, or 5.0%, to $58.6 million for the three months ended September 30, 2017, compared to gross profit of $55.8 million for the three months ended September 30, 2016. Gross profit attributable to products revenues as a percentage of products revenues increased to 54.0% for the three months ended September 30, 2017, compared to gross profit of 50.6% for the three months ended September 30, 2016.

The increase in gross profit attributable to products revenues was primarily driven by lower amortization expense of $4.8 million, partially offset by a shift in sales mix toward our low-end systems.

Gross profit attributable to services revenues decreased by $1.3 million, or 7.0%, to $16.7 million for the three months ended September 30, 2017, compared to $17.9 million for the three months ended September 30, 2016. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended September 30, 2017 decreased to 35.1%, as compared to 38.1% for the three months ended September 30, 2016. The decrease in gross profit from services revenues primarily reflects the impact of service revenue mix by product, as well as utilization rates from our various technologies at SDM.

Operating Expenses

The amount of each type of operating expense for the third quarter of each of 2017 and 2016, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended September 30,
	2017	2016	% Change
	U.S. $ in thousands
Research and development, net	$21,767	$23,993	-9.3%
Selling, general & administrative	60,280	69,069	-12.7%
Change in fair value of obligations in connection with acquisitions	65	(24)	-370.8%
	$82,112	$93,038	-11.7%
Percentage of revenues	52.7%	59.2%

Research and development expenses, net decreased by $2.2 million, or 9.3%, to $21.8 million for the three months ended September 30, 2017, compared to $24.0 million for the three months ended September 30, 2016. The amount of research and development expenses constituted 14.0% of our revenues for the three months ended September 30, 2017, as compared to 15.3% for the three months ended September 30, 2016.

The decrease in research and development expenses, net reflects reduced payroll and related expenses, resulting from the reprioritization of our research and development projects to support our strategy.

Our research and development expenses consist primarily of employee compensation and employee-related personnel expenses, materials, laboratory supplies, costs for related software and costs for facilities. Based on our analysis of our key vertical markets, we maintain our intention to continue to invest in research and development in order to accelerate innovation and to introduce a broad range of hardware, materials and software solutions in order to sustain our leadership position in the 3D printing ecosystem. In addition, we continue with our portfolio realignment, under which we focus our resources in our projects on designs for our customers’ use cases and their specific applicative needs.

Selling, general and administrative expenses decreased by $8.8 million, or 12.7%, to $60.3 million for the three months ended September 30, 2017, as compared to $69.1 million for the three months ended September 30, 2016. The amount of selling, general and administrative expenses constituted 38.7% of our revenues for the three months ended September 30, 2017, as compared to 43.9% for the three months ended September 30, 2016.

The decrease in our selling, general and administrative expenses was primarily driven by decreased commissions paid to third parties, lower reorganization related costs and lower amortization expense.

Changes in fair value of obligations in connection with acquisitions resulted in a loss of $0.1 million and a gain of $0.02 million for the three months ended September 30, 2017, and 2016, respectively. The changes in fair value of obligations in connection with acquisitions were due to revaluation of the deferred consideration as part of the Solid Concepts transaction. For further information, see note 6 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues, were as follows for the third quarter of each of 2017 and 2016:

	Three Months Ended September 30,
	2017	2016
	U.S. $ in thousands
Operating loss	$(6,873)	$(19,357)

Percentage of revenues	-4.4%	-12.3%

Operating loss amounted to $6.9 million for the three months ended September 30, 2017 compared to an operating loss of $19.4 million for the three months ended September 30, 2016. The decrease in operating loss was primarily attributable to lower operating expenses for the three months ended September 30, 2017 compared to the three months ended September 30, 2016, as discussed above.

Financial income (expense), net

Financial income, net, which was primarily comprised of effects of foreign currencies, interest income and interest expense as well as bank charges, amounted to net expense of $0.3 million and net income of $0.1 million for the three months ended September 30, 2017 and 2016, respectively.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes for the third quarter of each 2017 and 2016, as well as the percentage change in each reflected thereby, were as follows:

	Three Months Ended
	September 30,
	2017	2016
	U.S. $ in thousands		Change in %
Income tax expense	$2,571	$1,538	67.2%

As a percent of loss before income taxes	-35.8%	-8.0%	348.4%

We had a negative effective tax rate of 35.8% for the three-month period ended September 30, 2017 compared to a negative effective tax rate of 8.0% for the three-month period ended September 30, 2016. Our effective tax rate was primarily impacted by the geographic mix of our earnings and losses, and was particularly driven by no tax benefit being recorded for the tax losses of our U.S. subsidiaries for the three-month periods ended September 30, 2017 and 2016.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and diluted net loss per share, for the third quarter of each of 2017 and 2016, were as follows:

	Three Months Ended September 30,
	2017	2016
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(10,157)	$(20,827)

Percentage of revenues	-6.5%	-13.3%

Diluted net loss per share	$(0.19)	$(0.40)

Net loss attributable to Stratasys Ltd. was $10.2 million for the three months ended September 30, 2017 compared to net loss of $20.8 million for the three months ended September 30, 2016. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses.

Diluted net loss per share was $0.19 and $0.40 for the three months ended September 30, 2017 and 2016, respectively. The weighted average fully diluted share count was 53.0 million for the three months ended September 30, 2017, compared to 52.4 million for the three months ended September 30, 2016.

Results of Operations

Comparison of Nine Months Ended September 30, 2017 to Nine Months Ended September 30, 2016

The following table sets forth certain statement of operations data for the periods indicated:

	Nine Months Ended September 30,
	2017		2016
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$489,019	100.0%	$497,155	100.0%
Cost of revenues	253,508	51.8%	262,773	52.9%
Gross profit	235,511	48.2%	234,382	47.1%
Research and development, net	69,652	14.2%	73,474	14.8%
Selling, general and administrative	189,028	38.7%	218,340	43.9%
Change in fair value of obligations in connection with acquisitions	1,378	0.3%	116	0.0%
Operating loss	(24,547)	-5.0%	(57,548)	-11.6%
Financial income, net	380	0.1%	1,216	0.2%
Loss before income taxes	(24,167)	-4.9%	(56,332)	-11.3%
Income tax expenses	5,205	1.1%	6,283	1.3%
Share in loss of associated company	(1,006)	-0.2%	(182)	0.0%
Net loss attributable to non-controlling interests	(377)	-0.1%	(339)	-0.1%
Net loss attributable to Stratasys Ltd.	(30,001)	-6.1%	(62,458)	-12.6%

Discussion of Results of Operations

Revenues

Our products and services revenues for the nine months ended September 30, 2017 and 2016, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2017	2016	% Change
	U.S. $ in thousands
Products	$344,509	$352,475	-2.3%
Services	144,510	144,680	-0.1%
	$489,019	$497,155	-1.6%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $8.0 million, or 2.3% for the nine months ended September 30, 2017, as compared to the nine months ended September 30, 2016. The decrease in products revenues was driven by a decrease in our systems revenues and was partially offset by an increase in our consumables revenues.

The decrease in systems revenues of 7.5% was driven primarily by shift in our product mix, toward low-end systems, which reflects a strong demand for our low cost, high value F123 offering during the nine months ended September 30, 2017, as compared to the successful market acceptance of our high end J750 multi-material system during the nine months ended September 30, 2016.

Consumables revenues for the nine months ended September 30, 2017 increased by 4.0% as compared to the nine months ended September 30, 2016. The increase was driven primarily by the favorable effect of our growing installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance contracts, spare parts and other services) slightly decreased by $0.2 million for the nine months ended September 30, 2017, or 0.1%, as compared to the nine months ended September 30, 2016. The decrease in services revenues was primarily attributable to a decrease in SDM revenues, partially offset by an increase in maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Revenues and the percentage of revenues by region for the nine months ended September 30, 2017 and 2016, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Nine Months Ended September 30,
	2017		2016		% Change
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Americas*	$306,426	62.7%	$304,272	61.2%	0.7%
EMEA	105,239	21.5%	102,107	20.5%	3.1%
Asia Pacific	77,354	15.8%	90,776	18.3%	-14.8%
	$489,019	100.0%	$497,155	100.0%	-1.6%

* Represent the United States, Canada and Latin America

Revenues in the North America region increased by $2.2 million, or 0.7%, to $306.4 million for the nine months ended September 30, 2017, compared to $304.3 million for the nine months ended September 30, 2016. The increase was primarily driven by higher products revenues, partially offset by lower services revenues primarily due to lower SDM revenues.

Revenues in the EMEA region increased by $3.1 million, or 3.1%, to $105.2 million for the nine months ended September 30, 2017, compared to $102.1 million for the nine months ended September 30, 2016. The increase was primarily due to higher consumables and services revenues, partially offset by lower systems revenues. Revenues in the EMEA region for the nine months ended September 30, 2017 increased by approximately 4.4% as compared to the nine months ended September 30, 2016, on a constant currency basis when using the prior period’s exchange rates.

Revenues in the Asia Pacific region decreased by $13.4 million, or 14.8%, to $77.4 million for the nine months ended September 30, 2017, compared to $90.8 million for the nine months ended September 30, 2016. The decrease was primarily due to lower products revenues, partially offset by higher services revenues.

Gross Profit

Gross profit for our products and services for the nine months ended September 30, 2017 and 2016, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2017	2016
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$185,466	$179,792	3.2%
Services	50,045	54,590	-8.3%
	$235,511	$234,382	0.5%

Gross profit as a percentage of revenues for our products and services was as follows for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016
Gross profit as a percentage of revenues from:
Products	53.8%	51.0%
Services	34.6%	37.7%
Total gross profit	48.2%	47.1%

Gross profit attributable to products revenues increased by $5.7 million, or 3.2%, to $185.5 million for the nine months ended September 30, 2017, compared to gross profit of $179.8 million for the nine months ended September 30, 2016. Gross profit attributable to products revenues as a percentage of products revenues increased to 53.8% for the nine months ended September 30, 2017, compared to gross profit of 51.0% for the nine months ended September 30, 2016.

The increase in gross profit attributable to products revenues was primarily driven by lower amortization and impairment expense of $16.1 million, as well as lower reorganization related costs of $3.3 million, partially offset by a shift in sales mix toward our low-end systems.

Gross profit attributable to services revenues decreased by $4.5 million, or 8.3%, to $50.0 million for the nine months ended September 30, 2017, compared to $54.6 million for the nine months ended September 30, 2016. Gross profit attributable to services revenues as a percentage of services revenues in the nine months ended September 30, 2017 decreased to 34.6%, as compared to 37.7% for the nine months ended September 30, 2017. The decrease in gross profit from services revenues primarily reflects the impact of service revenue mix by product, as well as utilization rates from our various technologies at SDM.

Operating Expenses

The amount of each type of operating expense for the nine months ended September 30, 2017 and 2016, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such period, were as follows:

	Nine Months Ended September 30,
	2017	2016	% Change
	U.S. $ in thousands
Research and development, net	$69,652	$73,474	-5.2%
Selling, general & administrative	189,028	218,340	-13.4%
Change in fair value of obligations in connection with acquisitions	1,378	116	1087.9%
	$260,058	$291,930	-10.9%
Percentage of revenues	53.2%	58.7%

Research and development expenses, net decreased by $3.8 million, or 5.2%, to $69.7 million for the nine months ended September 30, 2017, compared to $73.5 million for the nine months ended September 30, 2016. The amount of research and development expenses constituted 14.2% of our revenues for the nine months ended September 30, 2017, as compared to 14.8% for the nine months ended September 30, 2016.

Selling, general and administrative expenses decreased by $29.3 million, or 13.4%, to $189.0 million for the nine months ended September 30, 2017, as compared to $218.3 million for the nine months ended September 30, 2016. The amount of selling, general and administrative expenses constituted 38.7% of our revenues for the nine months ended September 30, 2017, as compared to 43.9% for the nine months ended September 30, 2016.

The decrease in our selling, general and administrative expenses was primarily driven by reductions in payroll and related expense, lower amortization and depreciation expense, as well as, lower facilities related expense, which reflect the effective implementation of our costs reduction initiatives, which reduced certain of our variable and fixed expenses.

Changes in fair value of obligations in connection with acquisitions resulted in a losses of $1.4 million and $0.1 million for of the nine months ended September 30, 2017, and 2016, respectively. The changes in fair value of obligations in connection with acquisitions were due to revaluation of the deferred consideration as part of the Solid Concepts transaction. For further information, see note 6 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues, were as follows for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016
	U.S. $ in thousands
Operating loss	$(24,547)	$(57,548)

Percentage of revenues	-5.0%	-11.6%

Operating loss amounted to $24.5 million for the nine months ended September 30, 2017 compared to an operating loss of $57.5 million for the nine months ended September 30, 2016. The decrease in operating loss was primarily attributable to lower operating expense for the nine months ended September 30, 2017, as discussed above.

Financial income, net

Financial income, net, which was primarily comprised of effects of foreign currencies, interest income and interest expense, as well as bank charges, amounted to $0.4 million and $1.2 million for the nine months ended September 30, 2017 and 2016, respectively.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes for the nine months ended September 30, 2017 and 2016, as well as the percentage change in each reflected thereby, were as follows:

	Nine Months Ended
	September 30,
	2017	2016
	U.S. $ in thousands		Change in %
Income tax expense	$5,205	$6,283	-17.2%

As a percent of loss before income taxes	-21.5%	-11.2%	93.1%

We had a negative effective tax rate of 21.5% for the nine-month period ended September 30, 2017 compared to a negative effective tax rate of 11.2% for the nine-month period ended September 30, 2016. Our effective tax rate was primarily impacted by the geographic mix of our earnings and losses, and was particularly driven by no tax benefit being recorded for the tax losses of our U.S. subsidiaries for the nine-month periods ended September 30, 2017 and 2016.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd. (both in absolute terms and as a percentage of revenues), and diluted net loss per share, for the nine months ended September 30, 2017 and 2016, were as follows:

	Nine Months Ended September 30,
	2017	2016
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(30,001)	$(62,458)

Percentage of revenues	-6.1%	-12.6%

Diluted net loss per share	$(0.57)	$(1.20)

Net loss attributable to Stratasys Ltd. was $30.0 million for the nine months ended September 30, 2017 compared to net loss of $62.5 million for the nine months ended September 30, 2016. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses.

Diluted net loss per share was $0.57 and $1.20 for the nine months ended September 30, 2017 and 2016, respectively. The weighted average fully diluted share count was 52.8 million for the nine months ended September 30, 2017, compared to 52.2 million for the nine months ended September 30, 2016.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$75,239	$6,598	$81,837	$73,681	$11,248	$84,929
	Operating income (loss) (1,2)	(6,873)	14,933	8,060	(19,357)	22,651	3,294
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,157)	14,299	4,142	(20,827)	20,936	109
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.19)	$0.27	$0.08	$(0.40)	$0.40	$0.00

(1)	Acquired intangible assets amortization expense		5,688			10,394
	Non-cash stock-based compensation expense		642			680
	Reorganization and other related costs		72			249
	Merger and acquisition and other expense		196			(75)
			6,598			11,248

(2)	Acquired intangible assets amortization expense		2,593			3,697
	Non-cash stock-based compensation expense		4,256			4,105
	Change in fair value of obligations in connection with acquisitions		65			(24)
	Reorganization and other related costs		383			1,959
	Merger and acquisition and other expense		1,038			1,666
			8,335			11,403
			14,933			22,651

(3)	Corresponding tax effect		(836)			(1,998)
	Amortization expense of associated company		202			283
			$14,299			$20,936

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,012		53,664	52,432		53,168

		Nine Months Ended September 30,
		2017	Non-GAAP	2017	2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$235,511	$19,996	$255,507	$234,382	$39,241	$273,623
	Operating income (loss) (1,2)	(24,547)	47,708	23,161	(57,548)	74,996	17,448
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(30,001)	45,729	15,728	(62,458)	69,401	6,943
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.57)	$0.86	$0.29	$(1.20)	$1.33	$0.13

(1)	Acquired intangible assets amortization expense		17,081			31,318
	Impairment charges of other intangible assets		-			1,779
	Non-cash stock-based compensation expense		2,084			2,132
	Reorganization and other related costs		303			3,570
	Merger and acquisition and other expense		528			442
			19,996			39,241

(2)	Acquired intangible assets amortization expense		7,725			11,079
	Non-cash stock-based compensation expense		12,049			13,755
	Change in fair value of obligations in connection with acquisitions		1,378			116
	Reorganization and other related costs		2,667			3,420
	Merger and acquisition and other expense		3,893			7,385
			27,712			35,755
			47,708			74,996

(3)	Corresponding tax effect		(2,571)			(5,878)
	Amortization expense of associated company		592			283
			$45,729			$69,401

(4)	Weighted average number of ordinary shares outstanding-Diluted	52,827		53,521	52,232		53,182

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Nine Months Ended September 30,
	2017	2016
	U.S. $ in thousands
Net loss	$(30,378)	$(62,797)
Depreciation and amortization	49,791	69,743
Impairment of other intangible assets	-	1,779
Deferred income taxes	(3,086)	(6,207)
Stock-based compensation	14,133	15,886
Change in fair value of obligations in connection with acquisitions	1,378	116
Foreign currency transactions gain and other items	(6,399)	(2,554)
Change in working capital and other items	15,427	20,053
Net cash provided by operating activities	40,866	36,019
Net cash used in investing activities	(19,767)	(54,809)
Net cash provided by financing activities	(1,630)	(569)
Effect of exchange rate changes on cash and cash equivalents	2,998	1,112
Net change in cash and cash equivalents	22,467	(18,247)
Cash and cash equivalents, beginning of period	280,328	257,592
Cash and cash equivalents, end of period	$302,795	$239,345

Our cash and cash equivalents balance increased to $302.8 million on September 30, 2017 from $280.3 million on December 31, 2016. The increase in cash and cash equivalents in the nine months ended September 30, 2017 was primarily due to net cash provided by operating activities in an amount of $40.9 million and favorable effect of exchange rate changes on cash and cash equivalents of $3.0 million, partially offset by net cash used in investing activities of $19.8 million.

Our cash and cash equivalents balance decreased to $239.3 million at September 30, 2016 from $257.6 million at December 31, 2015. The decrease in cash and cash equivalents in the nine months ended September 30, 2016 was primarily due to net cash used in investing activities in an amount of $54.8 million, partially offset by net cash provided by operating activities of $36.0 million.

Cash flows from operating activities

We generated $40.9 million of cash from operating activities during the nine months ended September 30, 2017. Our $30.0 million net loss was adjusted due to non-cash charges such as $49.8 million of depreciation and amortization and $14.1 million of stock-based compensation expense. In addition, changes in our working capital balances and other assets and liabilities increased our cash flow provided by operating activities by $15.3 million. The changes in our working capital balances reflect our focus on operating efficiencies also through working capital management.

We generated $36.0 million of cash from operating activities during the nine months ended September 30, 2016. The net loss of $62.8 million was adjusted due to non-cash charges such as depreciation and amortization of $69.7 million, stock-based compensation expense of $15.9 million. Changes in working capital items that favorably affected our cash flow provided by operating activities were primarily attributable to decrease in accounts receivable of $15.2 million.

Cash flows from investing activities

We used $19.8 million of cash in our investing activities during the nine months ended September 30, 2017. Cash was primarily used to invest $18.4 million to purchase property and equipment and for certain strategic investments in unconsolidated entities.

Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017. Other equipment purchases were primarily for building improvements in the United States and Israel.

We used cash of $54.8 million in our investing activities during the nine months ended September 30, 2016. Cash was primarily used to invest $31.7 million to purchase property and equipment and for certain strategic investments in unconsolidated entities.

Cash flows from financing activities

We used $1.6 million of cash in our financing activities during the nine months ended September 30, 2017. Cash used for financing activities was mainly attributed to the quarterly repayments of our long-term loan in an amount of $2.8 million and to finance our payments for obligations in connection with acquisitions in an amount of $1.5 million. Cash provided by financing activities was mainly attributed to proceeds of $2.6 million from the exercise of stock options.

Net cash used in our financing activities during the nine months ended September 30, 2016 was $0.6 million. Cash used by financing activities was mainly attributed to finance our payments for obligations in connection with acquisitions and was partially offset by proceeds of $0.8 million from the exercise of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $582.7 million as of September 30, 2017, of which $302.8 million consisted of cash and cash equivalents. Total current liabilities amounted to $162.9 million. Most of our cash and cash equivalents are held in banks in Israel, Switzerland and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposures of our accounts receivable by credit limits, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and debt requirements for the next twelve months.

Long-Term Bank Loan and Credit Line

Under the secured loan agreement that we entered into with Bank Hapoalim Ltd. in December 2016, our company borrowed $26 million initially and secured a credit line for an additional $24 million. The initial proceeds that we borrowed under the loan agreement were used for purposes related to our new office facility in Israel. The initial loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The repayment of the initial loan is secured by a first priority lien on all of our company’s rights in the property of our new office facility in Israel. The loan bears interest at the rate of LIBOR plus 3.35%. As of September 30, 2017, we had not utilized the credit line.

We are in compliance with all covenants under the loan agreement as of September 30, 2017.

As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, strategic alliances, property, plant and equipment as well as new technologies and products. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2016 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;
●	the extent of growth of the 3D printing market generally;
●	impairments of goodwill or other intangible assets in respect of companies that we acquire;
●	changes in our overall strategy, such as related to our cost reduction and reorganization activities and our capital expenditures;
●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
●	the impact of shifts in prices or margins of the products that we sell or services we provide;
●	the impact of competition and new technologies;
●	global market, political and economic conditions, and in the countries in which we operate in particular;
●	government regulations and approvals;
●	litigation and regulatory proceedings;
●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;
●	impact of tax regulations on our results of operations and financial condition; and
●	those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report, as well as in the 2016 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2016 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Closing of SEC Investigation

On September 25, 2017, the SEC notified the Company that it was closing its investigation into the Company (which we had previously reported in the 2016 Annual Report) and did not intend on recommending an enforcement action by the SEC.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2016 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 9-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.